SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 08, 2002

TELECOMUNICAÇÕES DE SÃO PÃULO S.A.–TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELECOMUNICAÇÕES DE SÃO PÃULO S.A.–TELESP

TABLE OF CONTENTS

Press Release dated November 08, 2002 titled: “Telecomunicações de São Pãulo S/A – Telesp Announces Consolidated Financial Results Accumulated for the nine months ended in September 2002”

Item
1.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP
Announces Consolidated Financial Results Accumulated
for the nine months ended in September 2002

Press Release, November 08, 2002 (15 pages)

For more information, please contact:

Charles E. Allen
TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP, SP, Brazil
Tel.:      (55-11) 3549-7200
Fax:      (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL:    www.telefonica.net.br

(São Paulo—Brazil), (November 08, 2002) TELECOMUNICAÇÕES DE SÃO PAULO S.A—TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the third quarter of 2002, ended September 30. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of 10/31/01 and stated in nominal reais.

	Consolidated-Accumulated
Unaudited Figures in Reais MM	Sep-02	Sep-01	Variation

Net operating revenues	7,338	6,626	10.7%
EBITDA 1/	3,847	3,381	13.8%
EBITDA margin(%)	52.4	51.0	1.4p.p.
Operating income	1,157	1,328	-12.9%
Income before income tax, social contribution, prof.
sharing & minority interest	1,173	1,324	-11.5%
Net income	737	830	-11.3%
Shares outstanding (bn)	494.4	494.4	0.0%
EPS (000)	1.49	1.68	-11.3%
Installed Lines (switching) (000)	14,320	14,354	-0.2%
Lines in service (000)	12,561	12,612	-0.4%
Telephone density (per 100 inhab.)	33.2	34.0	-0.8p.p.
LIS/employee	1,254	1,028	22.0%
Digitalization (%)	95.9	95.7	0.2p.p.
1/ EBITDA = operating income + depreciation

Highlights of the Period

•
ADSL—is being offered under the brand name “SPEEDY” and reached 306,539 clients in September 2002, increasing 115.5% in relation to the 3Q01, when there were 142,271 clients. In relation to the 198,306 clients in December 2001, the growth is 54.6%.

•
Domestic and International Long Distance Services Deployment—Thanks to the anticipation in more than two years of the universalization targets, Telefónica was authorized to deploy the long distance service outside its concession area. Thus, ILD services started to be offered from May 7, 2002 on, and the inter-state DLD from July 29, 2002 onwards.

•
Accumulated EBITDA for the nine months of the year grew 13,8% on a YoY basis, reaching R$3,846.0 million. During the 3Q02, EBITDA reached R$1,389.0 million, 14.2% higher than in 3Q01. The EBITDA margin in the nine months of 2002 was 52.4% or 1.4 p.p. higher than the one in the same period of the last year. In 3Q02, it was 53.7% or 2.6 p.p. higher than the same quarter last year and 1.8 p.p. higher than in the previous quarter.

•
The Accumulated Capex (Economic Sense) for the first nine months of 2002 is R$1,161.4 million while the amount approved for the whole year is R$1,800 million, in line with the requirements of the Company after accomplishing the Anatel’s targets.

•
The number of Average Lines in Service grew from 11,607,217 at the end of September 2001 to 12,548,114 at the end of September 2002, an 8.1% growth, equivalent to 940,897 units. Furthermore, the number of average lines in service increased from 12,341,365 in the 3Q01 to 12,518,835 in the 3Q02, showing an increase of 1.4%. The total numbers of lines in service on September 30, 2002 was 12,560,848, mainly concentrated in the segment of non-residential clients.

•
Accumulated net operating revenues for the first nine months of 2002 reached R$7,337.9 million. Compared with the R$6,625.8 million recorded in the same period of the last year, it shows a R$712.1 million or a 10.7% raise. This is explained by the growth in the average number of lines in service (8.1%) and partially by the average tariff increase of 8.3% in June 2002. Revenues for 3Q02 grew R$206.9 million, or 8.7% compared to 3Q02 due to the same reasons.

•	The net debt of the Company of R$3,356.9 million resulted from subtracting R$358.0 million of cash and cash equivalent, from the net liabilities of R$3,714.9 million,

Highlights about revenues

•
Accumulated Gross Operating Revenues for the first nine months of 2002 grew R$1,011.7 million or 11.3% compared to the same period in 2001. The gross operating revenues in the quarter grew R$307.3 million or 9.6%, reaching R$3,518.8 million in the 3Q02 compared to R$3,211.5 million in 3Q01. As of September 30, 2002, the Company did not register any clients with outstanding bills that individually surpassed the 1% of the total accounts receivable.

The changes are explained as follows:

•
Monthly Rental Charge: in the first nine months totaled R$2,793.3 million, representing an increase of R$494.8 million, or 21.5% compared to the same period of last year, due to the increase in the average number of lines in service and partially to an 13.9% tariff increase that occurred on June 28, 2002. When comparing 3Q02 with 3Q01, there was an increase of R$105.1 million or 11.8%, mainly explained by the said tariff increase and the 1.4% growth of the average number of lines in service.

•
Installation Charge: showed a reduction of R$125.8 million when comparing the first nine months of 2002 with the same period of last year. When comparing the 3Q02 and 3Q01 there was also a reduction of R$40.8 million, or 55.6%. It is worth noting that in the year 2001 the efforts to accomplish Anatel’s targets peaked and therefore the end of the waiting list was accomplished. New additions, in comparison, are lower in the present year.

•
Local Service Revenues: showed an increase of R$161.9 million in the first nine months of 2002 or 9.1% compared to the same period of the previous year, explained by a 6.5% traffic growth (exceeding pulses). In the quarterly comparison, there was a growth of R$45.3 million or 7.2%, mainly explained by a 2.1% traffic growth.

•
Others: increased R$47.5 million or 10.2% when comparing the first nine months of 2002 with the same period of 2001, highlighting the digital 2M-ATB (Two Megabits-Area of Basic Tariff) access and “intelligent line” revenues, that offset the reduction in the sales of merchandise. In the quarterly comparison, there was an increase of R$12.6 million, or 7.6%, for the same reasons.

•	DLD: showed a growth of R$454.2 million or 16.7% for the first nine months of 2002 compared to the same period of 2002, and R$217.1 million or 22.7% when comparing 3Q02 with 3Q01, explained by:

•
Fixed-to-fixed Long distance (intra-state): accumulated for the first nine months of 2002 grew R$121,2 million compared to the same period in 2001, mainly because of the average 5.0% tariff adjustment that occurred on June 28, 2002, and for the traffic increase, partially offset by promotional discounts in long distance services. In the quarterly comparison, there was a growth of R$50.1 million, for the same reasons.

•	Fixed-to-fixed Long distance (inter-state): reached R$ 66.2 million in the 3Q02. The start of this service was in July 2002 and the estimated market share has reached 24.8%.

•	Fixed-to-mobile revenues: presented an increase of R$266.8 million or 14.4% in the first nine months of the year due to both the traffic growth and the tariff readjustment on

February 01, 2002 for VC1 and VC2, besides newly introduced billing for the VC3 traffic (inter-state). In the quarterly comparison, an increase of R$100.8 million or 15.4% was caused by the same reasons.

•
ILD: on April 02, Anatel (National Telecommunications Agency) authorized Telefónica to provide international long distance calls with the access code 15. This was possible due to the anticipation in more than two years of the Anatel’s targets. In that sense and up to September 2002, revenues of R$17.7 million were achieved. With the start of operations taking place in May 2002, the ILD calls outgoing from the state of S?o Paulo allowed the Company to reach an approximate market share of 26% by the end of 3Q02.

•
Interconnection Revenues: showed a reduction of R$95.1 million or 9.2% when comparing the first nine months of 2002 with the same period in 2001, mainly due to a reduction in the revenues from EILD (Wholesale of Dedicated Lines) resulting from the renegotiation of contracts. There was a decrease of R$70.0 million or 18.9% in the quarterly comparison due to the same reasons in addition to the increase in the market share as a result from the success achieved by the campaign “Super 15” to promote de ILD and DLD.

•
Public Telephony: the accumulated revenues for the first nine months of 2002, when compared to the same period of last year, grew R$19.0 million or 16.1% mainly due to the 8.0% tariff increase in June 28, 2001 and the sale of pre-paid cards, partially offset by the payment to the other operators. In the quarterly comparison, there was an increase of R$18.2 million or 77.8%, mainly caused by the tariff increase and to the improved efficiency in the pre-paid cards distribution process .

•
Business Communication: revenues grew R$49.7 million or 18.3% in the first nine months of 2002 compared to the same period of 2001. The increase in the number of “Speedy” clients (“Speedy” is the Telefónica ADSL Service Brand Name) was partially offset by the reduction of the revenues of Digital Dedicated Line Service (SLDD). In the quarterly comparison, the business communication revenues grew R$10.9 million or 10.9% for the same reasons.

Operating Expenses Highlights

Accumulated Operating Expenses for the first nine months of 2002 grew R$246.5 million or 7.6% compared to the same period of 2001. In the quarterly comparison, the growth was R$34.4 million or 3.0%, explained as follows:

•
Personnel expenses (net from capitalized personnel expenses) for the first nine months of 2002 went up R$7.2 million or 1.9% compared to the same period of the previous year mainly due to the 5% salary increase that took place in September 2001. In the quarterly comparison, the personnel expenses increased R$8.2 million or 7.1% mainly due to the reduction in the capitalized personnel expenses.

•
General and administrative expenses for the first nine months of 2002 grew R$291.1 million or 11.8% compared to the same period of last year. In the quarterly comparison, they increased R$130.5 million or 15.3%.

Accumulated disclosure

Quarterly disclosure

The General and Administrative Expenses changes are explained as follows:

a)
Materials for the first nine months showed a R$35.5 million or 29.8% reduction, when compared to the same period in 2001. The main reasons are the reduction in the expenses of plant maintenance materials and the reduction in the cost of materials to the infrastructure. For the quarterly comparison, there was a reduction of R$14.2 million or 35.6%, due to the same reasons.

b)
Outsourcing expenses for the first nine months of 2002 increased R$69.7 million or 6.7% compared to the same period of the previous year. The main causes for that are the outsourcing of the technical and administrative services, data processing and advertising. When comparing 3Q02 with 3Q01, there was an increase of R$65.6 million or 18.7%, due to the same reasons.

c)
Inter-connection expenses for the first nine months of 2002 grew R$204.9 million or 17.0% compared to the same period of 2001 due to a fixed-to-mobile traffic increase, an adjustment in the Fixed to Mobile Network Usage Tariff (TUM) and provisions related to DLD and ILD expenses. In the quarterly comparison, a R$61.9 million or 14.4% growth was recorded because of the aforementioned reasons.

d)
Other Expenses for the first nine months period went up R$52.0 million or 55.6% compared to the same period of last year mainly due to an increment in the rental expenses of infrastructure right of way and real estate. When comparing 3Q02 with 3Q01, the increase was R$17.2 million or 51.0%, due to the same reasons.

•
Taxes showed an increase of R$23.4 million or 25.7% when comparing the first nine months of 2002 and 2001, due to the FUNTTEL—Fundo para o Desenvolvimento Tecnológico das Telecomunicações (representing 0.5% of the Net Operating Revenue), in effect since March 2001.

•
Provisions for bad debt presented an increase of R$65.0 million when comparing the first nine months of 2002 and 2001, representing 3.8% of net revenues. The main reasons are the plant growth and consequent increase in revenues. When comparing 3Q02 with 3Q01, the provisions increased R$12.8 million, and the provisions represents 3.7% of the net revenues. The provisions for bad debt are set in accordance to the conservatism accounting principle adopted by the Telefónica Group. Nevertheless, the Company continues focusing its efforts to keep this variable under control.

•
Other operating revenues (expenses) registered a positive variation of R$129.9 million in the first nine months of 2002 compared to the same period in 2001. The main reasons are the reductions in the expenses related to the outgoing traffic to other operators and the reductions in expenses related to fiscal contingencies, offset by the increase in the commission for data and voice and the reduction in the revenues of telecommunication services fines and other recovered expenses. In the quarterly comparison, the positive variation was R$117.2 million, due to the same reasons.

•
Depreciation grew R$383.4 million or 22.0% in the first nine months of 2002 compared to the same period of 2001, mainly due to the growth of the average plant. In the quarterly comparison, the growth reached R$111.5 million, or 18.1% due to the same reason.

•
Net Financial Revenues / (Expenses): the financial expense grew by R$253.6 million when comparing the first nine months of 2002 and 2001. In the quarterly comparison, there was a increase of R$10.3 million. The main reason was the increase in the average net indebtedness of the Company. The Company has signed hedging contracts with financial institutions for all the commitments denominated in foreign currency.

			Variation
Net Financial Revenues	Sep/02	Sep/01%		R$
Results of Financial Operations	(4.9)	(15.7)	(68.8)	10.8
Results of Hedging (Book Value)	1,766.3	779.8	126.5	986.5
Interest on Debt	(193.1)	(170.9)	13.0	(22.2)
Monetary and Exchange Variation	(2,132.2)	(903.5)	136.0	(1,228.7)

Net Financial Revenues – R$ million	(563.9)	(310.3)	81.7	(253.6)

NON-OPERATING REVENUES (EXPENSES) showed a positive result of R$19.6 million when comparing the first nine months of 2002 and 2001, mainly due to profits obtained from fixed asset write-offs and reduction of investments, counterbalanced by the reductions in the revenues from fines. In the quarterly comparison, the positive result of R$9.5 million was due to the same reasons.

EMPLOYEE PROFIT SHARING for the first nine months of 2002 fell R$8.0 million or 11.8% compared to the same period of last year, caused by a reduction of 19.9% in the average number of employees. This was partially counterbalanced by the change in the percentage of the employee’s rewards and the across the board wage increase agreement.

LOANS AND FINANCING:    Telesp accounted a total liability of R$5,296.5 million as of September 2002. When subtracting the deferred profits from derivative operations (R$1,581.7) the liabilities reach R$3,714.9 million. Finally, after the subtraction of R$358.0 million of cash and cash equivalents (current assets), the net debt amounts to R$3,356.9 million.

SUBSEQUENT FACTS

•
Telesp announced the spin-off of its Packaged Networks Subsidiary.    On August 03, 2000, the total subsidiary of Telesp, Telefônica Empresas S.A., was established to provide packaged network switched services. On October 10, 2000 the Board of Directors approved a proposal to the segmentation of the business related to the said packaged network switched service, then directly rendered by Telesp, through a transfer of the assets associated with the service to Telefonica Empresas S.A., a non-listed company. This measure intends to increase the efficiency in rendering said services employing state-of-the-art technology and thus, create value to clients, shareholders and the Company itself. The assets transfer to the new Company was submitted to the General Shareholders Meeting on October 27, 2000. The valuation appraisals were approved and the capital increase of the new society was subscribed by the Company by means of cash and fixed assets. The authorization to render the said services was also transferred at the occasion. In the General Shareholders Meeting held on January 30, 2001, the Equity valuation report was approved and the capital reduction of the resulting Company. The proportional value to the spun-off equity is R$207,799,377.95 without any modification in the number of shares, the rights and the kind of the Company’s shares. The filing of the Company was approved and the company’s shares started to be traded from May 28, 2001 on. This operation does not imply into any harm to existing compromises of the Company and in particular, the transference of any asset linked to the concession for STFC (Fixed Line Switched Transmission Services). ANATEL, according to Law # 9,472 of 07/16/1997, has approved this operation. The services provided by the Company and corresponding tariffs are regulated by ANATEL.

•
Ceterp acquisition.    On December 22, 1999, the Company acquired, in the privatization auction promoted by the Ribeirão Preto City Government, Ceterp — Centrais Telefónicas de Ribeirão Preto S.A. and its controlled subsidiary, Ceterp Celular S.A. On October 4, 2000, according to the privatization rules, the Company concluded the acquisition by means of a public tender offer for both ON and PN shares. After this, the Company had 96.97% of the preferred shares and 99.85% of the ordinary (voting) shares of Ceterp. On November 27, 2000, according to the Brazilian telecommunications market applicable rules, Ceterp sold its controlled company, Ceterp Celular. On November 30, 2000, the Company incorporated Ceterp S.A.

•
CVM edict # 371 – Pension Plan Accounting Procedures:    The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the edict CVM # 371 published on December 13, 2000. In the actuary valuation of those liabilities, the projected unitary credit method was adopted, being the assets of the plans accounted as of November 30, 2001, according to the technical interpretation from IBRACON (Brazilian Accounting Institute) # 01/01, ratified by CVM through Circular Memo CVM/SEP/SNC/No. 01/2002. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability was R$144.178 million.

•
Law #10.303 from October 31, 2001:    it updated the late Corporate Law (Lei das Sociedades Anonimas) # 6,404 issued in December 15, 1976 and the Law # 6,385 of December 7, 1976. This new Corporate Law has introduced some important modifications in the corporate governance of the listed companies. Simultaneously, and by the same instrument in conjunction with the Edict # 8 and the Decree # 3,995 (all issued in October 31, 2002), CVM — Comissão de Valores Mobiliarios, the securities and exchange commission in Brazil, had its duties and jurisdiction amplified after it had its hierarchy of dependence within the Governmental organization modified thus increasing its autonomy. To the companies, among the most important modifications, one must highlight the new proportion in the number of outstanding ON (voting) and PN (non-voting) shares, new rules to issue debentures, new conditions to exert the right of withdrawal, new responsibilities of the Audit Committee and the Management Committee and the possibility to publish lengthy documents through the internet in lieu of the traditional newspapers. It must be noted that the pooling agreement is now accepted as well as the concerted vote, as decided in a meeting previous to the actual General Shareholders Meetings. The intention behind this procedure is to impede that eventual vested interests prevail over the interests of the society. The companies were given up to one-year period counting from the date the new Law was published, to adapt the respective by-laws and procedures. Some acts necessary to regulate the financial market, including the futures and commodities exchange, that previously pertained to the Banco Central do Brasil, are from now on dealt with by CVM, an autonomous governmental organ.

•
“Interim Dividends” Payment:    on October 07, 2002, the management of the Company informed its shareholders the payment of “interim dividends” for a total amount of R$339,000,000.00 (three hundred thirty nine million of reais), approved by Board of Directors at the meeting held on October 04, 2002. Based on the financial statements as of June 30, 2002 and according to article 28 of the Company’s by-laws and articles 204 and 205 of Law # 6404/76, the Company paid R$0.6867 per lot of thousand shares, common and preferred, starting on October 24, 2002.

•
Issuance of Promissory Notes of the Company:    on October 08, 2002, the Company published a relevant fact informing that the Board of Directors, at a meeting held on October 04, 2002, unanimously approved the issuance of the first series of Promissory Notes of the Company. The issuance amounts to R$400,000,000. The Promissory Notes will pay interest equivalent to 105% of the one-day average rate “inter-financial deposits” (“Taxa DI”), “over extra group” interest, consisting of an annual percentage rate applicable to a period of 252 days, calculated and published by CETIP—Central de Custódia e Liquidação Financeira de Titulos (Securities Custody and Clearing Center). The Promissory Notes will mature in 180 days, counted after the issuance date and there will be no guarantee. The initial announcement of the placement of the Promissory Notes was published on October 18, 2002.

Tables
Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has the Telesp Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates, depreciation and Capex. Finally, Table 6 shows loans and financing, inflation, and foreign exchange rate figures.

Note:    This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP
(Previously “Telesp S/A”)

Table 1. Shareholding structure for Telesp

As of September 30, 2002

Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.34%	88.87%	87.35%
Treasury shares 1/	719,366,993	11,014,010	730,381,003
	0.43%	0.003%	0.15%
Others	25,281,609,053	36,523,314,031	61,804,923,084
	15.23%	11.12%	12.50%
Total number of shares	166,041,836,519	328,353,890,121	494,395,726,640

1/ Following the corporate restructuring and will remain in treasury to be cancelled in the future, in accordance to the Brazilian Corporate Law.

Capital stock—in thousands of R$ (as of 06/30/02)	5,978,074
Book Value per 1.000 shares (R$):	30.52
Capital stock—in thousands of R$ (as of 09/30/02):	5,978,074

Consortium SP Telecomunicações Holding S.A.
Company	Percentage
Telefónica Internacional S.A	96.52%
Telefónica S.A.	3.48%
Total	100.00%

Tagline

Telecomunicações de São Paulo S/A—TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state Săo of Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A—TELESP acquired, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A—CETERP. The CETERP cellular operating division was sold afterwards.

In October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is already a listed company.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. Anatel has already granted the license, to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area São Paulo) to the whole country.

The international long distance services started to be deployed on May 7th, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29th, 2002.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP
(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the months ended September 30, 2001 and 2002
Corporate Law Method  (Unaudited)
(in thousands of Brazilian reais—R$)

	Consolidated—Accumulated			Consolidated
	Sep-01	Sep-02	var.	3Q01	3Q02	var.
Gross operating revenue	8,925,935	9,937,659	11.3%	3,211,539	3,518,857	9.6%
Monthly basic rental charges	2,299,194	2,793,969	21.5%	888,511	993,580	11.8%
Installation charge	208,624	82,850	-60.3%	73,476	32,656	-55.6%
Local Service	1,783,768	1,945,732	9.1%	630,794	676,072	7.2%
Other	464,152	511,633	10.2%	165,217	177,768	7.6%
DLD	2,727,715	3,181,956	16.7%	954,623	1,171,698	22.7%

Intra region	874,471	995,647	13.9%	299,861	349,976	16.7%
Inter region	—	66,209	100.0%	—	66,209	100.0%
Fixed to mobile revenues	1,853,244	2,120,100	14.4%	654,762	755,513	15.4%
ILD	—	17,675	100.0%	—	12,837	100.0%
Interconnection	1,038,093	942,992	-9.2%	371,084	301,075	-18.9%
Public telephony	118,130	137,168	16.1%	23,373	41,564	77.8%
Business Communications (except packages)	271,365	321,061	18.3%	100,071	110,990	10.9%
Phone directory	14,894	2,623	-82.4%	4,390	617	-85.9%

Taxes + others	(2,300,093)	(2,599,698)	13.0%	(831,130)	(931,486)	12.1%

Net operating revenue	6,625,842	7,337,961	10.7%	2,380,409	2,587,371	8.7%

Operating expenses	(3,244,629)	(3,491,141)	7.6%	(1,163,894)	(1,198,333)	3.0%

Payroll and related charges	(377,637)	(384,860)	1.9%	(115,380)	(123,598)	7.1%
General and administrative expenses	(2,458,852)	(2,749,945)	11.8%	(854,562)	(985,110)	15.3%
Materials	(119,431)	(83,890)	-29.8%	(39,848)	(25,650)	-35.6%
Outside Services	(1,042,116)	(1,111,813)	6.7%	(351,019)	(416,648)	18.7%
Interconnection expenses	(1,203,685)	(1,408,616)	17.0%	(430,014)	(491,938)	14.4%
Others	(93,620)	(145,626)	55.6%	(33,681)	(50,874)	51.0%
Taxes	(91,244)	(114,665)	25.7%	(34,346)	(40,705)	18.5%
Provisions	(211,197)	(276,240)	30.8%	(83,107)	(95,889)	15.4%
Investment gains (losses)	12,167	22,545	85.3%	8,903	15,181	70.5%
Other operating revenues / (expenses)	(117,866)	12,024	-110.2%	(85,402)	31,788	-137.2%

Earnings before interest taxes, depreciation and amortization—EBITDA	3,381,213	3,846,820	13.8%	1,216,515	1,389,038	14.2%

Depreciation and amortization	(1,742,356)	(2,125,784)	22.0%	(615,690)	(727,230)	18.1%
Financial revenues	869,561	2,149,263	147.2%	502,941	1,481,090	194.5%
Financial expenses	(1,179,945)	(2,713,230)	129.9%	(653,211)	(1,641,680)	151.3%
Interest on company’s net worth	—	—	—	—	—	—

Operating income	1,328,473	1,157,069	-12.9%	450,555	501,218	11.2%

Nonoperating revenues (expenses)	(4,054)	15,502	-482.4%	1,343	10,852	708.0%

Income before income tax and social contribution	1,324,419	1,172,571	-11.5%	451,898	512,070	13.3%

Income tax	(312,866)	(276,627)	-11.6%	(110,071)	(122,308)	11.1%
Social contribution	(113,794)	(99,565)	-12.5%	(40,254)	(44,019)	9.4%

Income before employee profit sharing and minority interest	897,759	796,379	-11.3%	301,573	345,743	14.6%

Employee profit sharing	(67,759)	(59,760)	-11.8%	(4,058)	(4,388)	8.1%
Minority interest	—	—	—	—	—	—

Income before interest on company’s net worth reversion	830,000	736,619	-11.3%	297,515	341,355	14.7%

Interest on company’s net worth reversion	—	—	—	—	—	—

Net income	830,000	736,619	-11.3%	297,515	341,355	14.7%

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP
(Previously “Telesp Participações S/A”)

CNPJ Nº 02.558.157/0001-62
Table 3. Balance sheet
At June 30 and September 30, 2002
Corporate Law–Unaudited
(In thousands of reais–R$)

ASSETS	Consolidated	Consolidated	LIABILITIES	Consolidated	Consolidated
	Jun-02	Sep-02		Jun-02	Sep-02
Current assets	3,679,046	5,413,119	Current liabilities	5,184,008	5,962,451

Cash and cash equivalents	125,766	357,969	Payroll and related charges	113,252	125,078

Cash and bank accounts	5,996	42,691	Suppliers	736,247	822,663
Financial investments	119,770	315,278	Income tax	82,100	536,582
			Other taxes	443,365	518,202
Accounts receivable	3,499,024	5,014,942	Loans and financing	2,352,342	3,078,483

Accounts receivable from customers	2,257,899	2,384,823	Payables to associated companies	154,418	75,818
Allowance for doubtful accounts	(369,363)	(386,166)	Consignments	117,472	126,493
Receivables from associated companies	3	3	Dividends and interest on capital	1,113,449	595,021
Loans and financial investments	2,582	3,568	Accrual for contingencies	22,917	34,594
Recoverable taxes	879,217	943,592	Other liabilities	48,446	49,517
Recoverable prepaid expenses	61,548	62,635
Maintenance inventories	414,127	405,911	Long-term liabilities	2,017,210	2,769,070

Other assets	253,011	1,600,576	Income tax	40,191	38,464
			Loans and financing	1,392,078	2,218,064
Recoverable advances	54,256	40,208	Payables to associated companies	2,579	3,859
			Accrual for contingencies	413,663	340,362
Long-term assets	1,286,920	1,556,028	Other liabilities	168,699	168,321

Loans and financial investments	29,502	9,975
Receivables from associated companies	89,159	94,355
Recoverable taxes	871,119	1,144,172
Other recoverable values	176,409	184,179
Recoverable advances	13,146	12,617	Shareholders’ equity	15,095,986	15,090,425

Other	15,499	16,035	Share capital	5,978,074	5,978,074
Capitalizable investments	92,086	94,695	Capital reserves	2,743,654	2,743,907
			Profit Reserves	764,472	417,303
Permanente Assets	17,332,864	16,854,425	Retained earnings	5,609,786	5,951,141

Investments	163,339	182,285	Capitalizable Funds	1,626	1,626

Property, plant and equipment—net	16,980,233	16,494,288
Deffered results	189,292	177,852

Total Assets	22,298,830	23,823,572	Total liabilities	22,298,830	23,823,572

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP
(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated – Accumulated			var.	Consolidated				var.
		Sep-01	Sep-02			2Q02		3Q02

Capex
Capital Expenditure	R$ MM	3,489	1,161	5/	-66.7%	525	5/	253	5/	-51.7%
Network
Access Lines—Installed (switching)		14,354,311	14,319,825		-0.2%	14,340,459		14,319,825		-0.1%
Installed Lines – Gain		1,868,594	(27,023)		-101.4%	2,700		(20,634	)4/	-864.2%
Access Lines in Service		12,612,034	12,560,848		-0.4%	12,511,515		12,560,848		0.4%
Residential		9,402,511	9,329,916		-0.8%	9,251,941		9,329,916		0.8%
Non-residential		1,455,683	1,521,175		4.5%	1,518,892		1,521,175		0.2%
Trunk Lines		1,352,881	1,314,337		-2.8%	1,337,797		1,314,337		-1.8%
Public Lines		332,269	323,848		-2.5%	332,454		323,848		-2.6%
Internally used and test lines		68,690	71,572		4.2%	70,431		71,572		1.6%
Lines in Services—Gain		2,016,111	(55,158)		-102.7%	(65,282)		49,333		-175.6%
Average Lines in Service	(ALIS)	11,607,217	12,548,114		8.1%	12,529,053		12,518,835		-0.1%
Digitalization	(%)	95.7	95.9		0.2p.p.	95.8		95.9		0.1p.p.
Traffic
Local Pulses—Registered	(pul 000)	24,654,480	26,639,030		8.0%	8,958,042		8,875,589		-0.9%
Local Pulses—Exceeding	(pul 000)	17,448,019	18,585,622		6.5%	6,286,660		6,219,135		-1.1%
Domestic Long Distance [1]	(min 000)	10,145,961	10,780,368		6.3%	3,574,603		3,609,877		1.0%
International Long Distance	(min 000)	—	12,032		—	1,634		10,398		536.3%
Monthly traffic per ALIS
Local	(pul)	236	236		-0.1%	238		236		-0.8%
DLD	(min)	97	95		-1.7%	95		96		1.1%
ILD	(min)	—	0.1		—	0.04		0.3		536.8%
Others
Employees		12,270	10,015		-18.4%	10,065		10,015		-0.5%
LIS per Employee [2]		1,028	1,254		22.0%	1,243		1,254		0.9%
Monthly Net Op. Revenue per ALIS	(R $)	63.4	65.0		2.4%	63.8		68.9		8.0%
Telephone Density	(per 100 inh.)	34.0	33.2	3/	-0.8p.p.	33.2		33.23/		-0.0p.p.

1/ Include intra-state, inter-state, VC1, VC2 and VC3
2/ End of period
3/ Population: 37,865,174—source Anate
4/ Deactivated due to technical reasons
5/ Includes capex for Long Distance

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP
(Previously “Telesp Participações S/A”)

Table 5

Tariff rates (including taxes)—fixed line services
(in reais)

Date of Enforcement		Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses

			Residential	Business	Trunk line	Local	Credit

May 19, 1997	1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998		51.36
Sep 01, 1998		69.10
Dec 29, 1999	2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000		76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000		76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001		76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002	3/	76.62	26.57	40.04	40.04	0.081	0.081	0.10257

	DLD (1 minute without discounts—normal rates)

Date of Enforcement	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)

May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347

Date of	Interconnection (1 min.-without discounts)		Fixed to Mobile (1 minute without discounts)
Enforcement	TU-RL	TU-RIU	VC-1	VC-2	VC-3

Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067
Jun 22, 1999	0.040	0.072
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.086	0.498	1.037	1.180

1/	Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997
2/	The new tariffs started to be changed in January 12, 2000 in the CTBC concession area.
3/
Some services have differentiated tariff rates for the CTBC concession area (which was absorbed after the Company’s restructuring): installation charge (R$64.84), local pulse (R$0.09826), DLD (D1=R$0.101, D2=R$0.146, D3=R$0.209 e D4=R$0.305) and interconnection (TU-RL=R$0.057 and TU-RIU= R$0.092). There are differentiated tariff rate for the CETERP concession area.

Note a) On June 25, 2002, according to the Acts 26.660 and 26.687, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the commuted fixed line service. The Basic Plan increased in average by 8.28%, while the net maximum tariff of the Long Distance Basic Plan increased in average by 5.02%, thus incorporating the productivity gain of 4.0%, in accordance to the Concession Agreement.

Note b) On January 28, 2002, according to the Act 22.362, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC, with a increased in 9.9% for the VC1, while the VC2 increase 8.8%. These adjustments apply for all the TELESP concession área (sectors 31, 32 and 34 of the Region III), and the new tariffs started to be changed on February 1st, 2002.

Note c) The IDP-DI used in the formula to calculate the tariff was 9.40%.

Capex 1/

The Society submitted to the Board of Directors the Budget for 2002, amounting to R$1,800,000,000, discussed at the General Shareholder’s Meeting, according to the Article 196, Law # 6404/76, modified on § 2nd by the Law 10.303 of 10/31/01.

The Society invested until September 30, 2002 the amount of R$1,161.4 million, including capex for Long Distance. On the nine months of 2002, the new commited consolidated capex is as follows:

(in million of reais – R$)

Plant growth commitment 2/
Year	Commited		Forecasted

	R$	US$	R$	US$
Sep-02	882	264	919	275

1/	Unaudited
2/	Average Dolar sale (Central Bank), in September 2002 (close rate) of R$3.3420/US$

Depreciation Figures
(in million of reais—R$)
September 2002

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP
	Cost	Accumulated Depreciation	Book Value

Property, plant and equipment	35,104		15,774
Work in progress	721	0	721
Total	35,825	(19,331)	16,494
Fully depreciated assets			8,206
Average depreciation rate (%)			10.58%

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP
(Previously “Telesp Participações S/A”)

Table 6

Loans and Financing
(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Sep/02
				Short Term	Long Term	Total

Mediocrédito	US$	1.75%	2014	14,090	123,006	137,096
CIDA	CAN$	3.0%	2005	626	1,085	1,711
Comtel	US$	10.75%	2004	4,654	1,207,419	1,212,073
EDCIII	US$	Libor + 1.0%	2002	12,462	—	12,462
Loans in Foreign Currency 1/			Até 2005	2,378,375	886,554	3,264,929

Sub-total				2,410,207	2,218,064	4,628,271

Loans from Related	R$	Libor + 3.00%	2002	668,276	—	668,276
Companies 2/
Total				3,078,483	2,218,064	5,296,547

1/ With ABN, Banco do Brasil, Bank of America, BankBoston, BBV, BNP, Bradesco, Citibank, ING, Itaú, Lloyds, Safra, Santander, Tokyo, Unibanco, West LB, as following:

	Currency	Interest Rate	Balance as of Sep/02

Res. 2770	USD	1.0% a 63.0%	1,562,458
Res. 2770	JPY	0.80% a 4.00%	590,742
Res. 4131	USD	7.34% a 8.50%	234,271
Res. 4131	USD	Libor + 1.0% until Libor + 3.13%	165,614
Import Financing	USD	5.12% until 9.47%	84,204
Import Financing	USD	Libor + 0.25% until Libor + 1.75%	126,691
Debt Assumption	USD	4.55% until 21.25%	500,048
Debt Assumption	USD	Libor + 0.86%	901

Total			3,264,929

2/ Intercompany loan guaranteed by Telefónica Internacional S.A obtained in accordance to the company policy for such matters and following the global market trends for this kind of operations.

Inflation Figures

	IGP-M	IGP-DI
Jan—Dec 1999	20.10%	19.98%
Jan—Dec 2000	9.95%	9.80%
Jan—Dec 2001	10.37%	10.40%
Jan—Mar 2002	0.51%	0.48%
Jan—Jun 2002	3.48%	4.09%
Jan—Set 2002	10.54%	11.60%

Source: Investnews—Gazeta Mercantil

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Dec 31, 2001	2.3204	-18.67%
Mar 31, 2002	2.3236	-0.14%
Jun 30, 2002	2.8444	-22.58%
Sep 30, 2002	3.8949	-67.85%

Source: Bloomberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PÃULO S.A.–TELESP

Date: November 08, 2002	By:	/S/ CHARLES E. ALLEN
Name: Charles E. Allen Title: Investor Relations Director